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                 UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                      --------------------------
                                                             OMB APPROVAL
                    UNITED STATES                     --------------------------
          SECURITIES AND EXCHANGE COMMISSION          OMB Number:  3235-0145
                WASHINGTON, D.C. 20549                --------------------------
                                                      Expires: December 31, 2005
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                   Gaiam, Inc.
      -------------------------------------------------------------------
                                (Name of Company)

                Class A Common Stock, par value $0.0001 per share
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    3268Q103
      -------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                   Michael Weiss                   Eleazer Klein
          Prentice Capital Management, LP    Schulte Roth & Zabel LLP
           623 Fifth Avenue, 32nd Floor          919 Third Avenue
                New York, NY 10022              New York, NY 10022
                  (212) 756-8040                  (212) 756-2376

      -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 22, 2005
      -------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP NO.      3268Q103                                     PAGE 2 OF 7 PAGES
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Capital Management, LP
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC (See Item 3)
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
 NUMBER OF     -----------------------------------------------------------------
  SHARES         8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY             3,326,814
   EACH        -----------------------------------------------------------------
 REPORTING       9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      3,326,814
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        3,326,814
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        21.9%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP NO.      3268Q103                                     PAGE 3 OF 7 PAGES
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael Zimmerman
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC (See Item 3)
--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      8,705
 NUMBER OF     -----------------------------------------------------------------
  SHARES         8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY             3,329,814
   EACH        -----------------------------------------------------------------
 REPORTING       9    SOLE DISPOSITIVE POWER
PERSON WITH
                      8,705
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      3,329,814
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        3,338,519
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        21.9%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

    CUSIP No. 3268Q103             SCHEDULE 13D            Page 4 of 7 Pages


      Reference is made to the Statement on Schedule 13D filed on July 8, 2005 (the "Schedule 13D"), on behalf of Prentice Capital Management, LP ("PRENTICE CAPITAL MANAGEMENT") and Michael Zimmerman ("MR. ZIMMERMAN" and, together with Prentice Capital Management, the "REPORTING PERSONS"), relating to the Class A Common Stock, par value $0.0001 per share, of Gaiam, Inc., a Colorado corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Shares" are to the Class A Common Stock of the Company.

      The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

      Prentice Capital Management serves as investment manager to investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP and Prentice Capital Offshore, Ltd.) and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over Shares reported in this Schedule 13D. Mr. Zimmerman is the Managing Member of (a) Prentice Management GP, LLC, the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13D.

      Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Schedule 13D. Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D not personally owned by him.

      All capitalized terms used but not defined herein shall have the definitions assigned to them in the Schedule 13D. This Amendment No. 1 to the
Schedule 13D amends the Schedule 13D as follows.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is amended and restated as follows.

      3,326,814 of the Shares reported in this Schedule 13D were acquired by private investment funds and managed accounts for which Prentice Capital Management and Mr. Zimmerman control the investing and trading in securities. Prentice Capital Management does not directly own any Shares. Mr. Zimmerman personally owns 8,705 Shares and has voting and dispositive authority over 3,000 Shares held by The Michael & Holly Zimmerman Family Foundation Inc. The source of funds for the purchase the Shares reported in this Schedule 13D was (a) with respect to the private investment funds and managed accounts, the working capital of such investment funds, (b) with respect to one of the managed accounts, pursuant to margin accounts in the regular course of business, (c) with respect to Mr. Zimmerman's shares, personal funds and (d) with respect to the shares held by The Michael & Holly Zimmerman Family Foundation Inc., the working capital of the foundation.

    CUSIP No. 3268Q103             SCHEDULE 13D            Page 5 of 7 Pages

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

(a) Prentice Management may be deemed to beneficially own, in the aggregate, 3,326,814 Shares, representing approximately 21.9% of the Company's outstanding Class A Common Stock (based upon the 15,020,078 Shares stated to be outstanding by the Company as of March 6, 2006, in the Company's Form 10-K for the fiscal year ending on December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006 and the 200,000 Shares issued pursuant to the exercise of options in connection with the transactions occurring on April 28, 2006 disclosed on Exhibit A hereto). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 3,338,519 Shares representing approximately 21.9% of the Company's outstanding Class A Common Stock.

      (b) Prentice Capital Management and Michael Zimmerman have shared voting power with respect to 3,326,814 Shares. Mr. Zimmerman also has shared voting power with respect to the 3,000 Shares held by The Michael & Holly Zimmerman Family Foundation Inc. and has sole voting power with respect to 8,705 Shares that he personally owns.

      (c) See Exhibit A attached hereto. The transactions set forth on Exhibit A were effected by private investment funds and managed accounts for which Prentice Capital Management and Mr. Zimmerman control the investing and trading in securities. The Shares were acquired or sold in privately negotiated transactions.

      (d) The limited partners or shareholders of the private investment funds and the entities for which Prentice Capital Management and Mr. Zimmerman manages investments in managed accounts have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in their respective funds.

      (e) Not applicable.

    CUSIP No. 3268Q103             SCHEDULE 13D            Page 6 of 7 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By: /s/ Michael Weiss
   ---------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

MICHAEL ZIMMERMAN




/s/ Michael Zimmerman
------------------------------------
Michael Zimmerman

   CUSIP No. 3268Q103           SCHEDULE 13D          Page 7 of 7 Pages
                                    EXHIBIT A

                              LIST OF TRANSACTIONS


            Name                     Date    Number of Shares    Price Per Share
                                             Purchased/ (Sold)

Prentice Capital Offshore, Ltd.    11/22/05        (92,521)           $13.65

Prentice Capital Partners QP, LP   11/22/05        (27,564)           $13.65

Prentice Capital Partners, LP      11/22/05         (5,641)           $13.65

Managed Accounts                   11/22/05        (27,023)           $13.65

Managed Accounts                   11/22/05        (97,251)           $13.65

Prentice Capital Offshore, Ltd.    04/28/06         37,160            $14.00

Prentice Capital Partners QP, LP   04/28/06        144,200            $14.00

Prentice Capital Partners, LP      04/28/06         18,640            $14.00